EXHIBIT 99.1

GSI LUMONICS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS — CANADIAN SUPPLEMENT
(in United States dollars, and in accordance with Canadian GAAP)

      The following Management’s Discussion and Analysis of Financial Condition and Results of Operations — Canadian Supplement (“Canadian Supplement”) should be read in conjunction with our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) included in Item 7 of this Annual Report. The Canadian Supplement should also be read in conjunction with the audited Consolidated Financial Statements and Notes prepared in accordance with U.S. GAAP (included in Item 8).

      The following contains forward-looking statements and should be read in conjunction with the factors set forth in the “Forward-looking statements” section of the MD&A in Item 7 of this Annual Report. All dollar amounts in this Canadian Supplement are in thousands of United States dollars unless otherwise stated. The Canadian Supplement has been prepared by management to provide an analysis of the material differences between Canadian GAAP and U.S. GAAP on GSI Lumonics Inc. financial condition and results of operations.

Results of Operations

	Year Ended

		Restated	Restated
	December 31,	December 31,	December 31,
	2004	2003	2002

	In ($000’s)
Income (loss) before income taxes
— Canadian GAAP	$41,320	$(798)	$(36,954)
— U.S. GAAP	$44,986	$(1,848)	$(36,705)

Difference	$(3,666)	$1,050	$(249)
Net income (loss)
— Canadian GAAP	$37,408	$(1,120)	$(31,073)
— U.S. GAAP	$41,471	$(2,170)	$(27,724)
Net income (loss) per common share diluted
— Canadian GAAP	$0.89	$(0.03)	$(0.76)
— U.S. GAAP	$0.98	$(0.05)	$(0.68)

Business Combinations

      On March 22, 1999, Lumonics Inc. and General Scanning, Inc. (“General Scanning”) completed a merger of equals to form the Company. Under Canadian GAAP, the merger was accounted for using the pooling of interests method and the consolidated financial statements reflect the combined historical carrying values of the assets, liabilities, stockholders’ equity and the historical operating results of the two predecessor companies.

      Under US GAAP, the merger has been accounted for as a purchase transaction. The purchase price, based on the fair value of General Scanning shares purchased, is allocated in the consolidated financial statements to acquired net identifiable General Scanning assets. Property, plant and equipment and acquired intangible assets were recorded at their estimated fair values at the time of the 1999 acquisition and are being amortized over their useful life.

      The Canadian GAAP income before income taxes and net income were both lower than the corresponding U.S. GAAP amounts in 2004. In 2003 the Canadian GAAP net loss before taxes and net loss were both lower than the corresponding U.S. GAAP amounts. In 2002 the Canadian GAAP loss before taxes and net loss were both greater than the corresponding U.S. GAAP amounts. The merger intangibles were fully amortized under US GAAP in the first quarter of 2004, contributing to this change. As previously stated, the merger was accounted for as a purchase under US GAAP and as a pooling of interest under Canadian GAAP. The lower net book values of property, plant and equipment and acquired intangible assets due to different methods of accounting for the business combination resulted in a lower depreciation and amortization expense under Canadian GAAP by $0.8 million, $3.5 million and $3.4 million for the years ended December 31, 2004, 2003 and 2002, respectively. In 2002, the fair value of stock options caused the net loss for Canadian GAAP to be greater than the net loss for U.S. GAAP

Stock Based Compensation

      Effective January 1, 2004, under Canadian GAAP, the Company is required to measure and expense stock based compensation using a fair value method. This change is being applied on a retroactive basis with restatement for Canadian GAAP for prior comparative periods. The effect of the restatement for the twelve months ended December 31, 2003 and 2002 is an additional expense of $2.7 million and $3.6 million, respectively compared to the previously filed Canadian GAAP results. For the year ended December 31, 2004 the Company recorded $4.4 million for the fair value of stock based compensation. Under U.S. GAAP, the Company uses the intrinsic value method for accounting for its stock option plans. Under this method, no stock based compensation expense is recorded in the financial statements, unless the exercise price of an option differs from the fair market value of the underlying stock on the date of grant. Further, under U.S. GAAP, if there has been a modification of terms of a stock option, which requires the use of variable accounting, stock compensation expense will be recorded with the offset included as a component of stockholders’ equity, for which the Company recorded approximately $0.1 million of income for 2004 under U.S. GAAP that was not recorded under Canadian GAAP.

Income Taxes

      Income tax expense is higher under Canadian GAAP to reflect the impact of lower depreciation and amortization expense. Stock compensation has no impact as it is not tax deductible at the date of grant.

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